July 5, 2006




Mr. Robert Messey
Vice President
Arch Western Resources, LLC
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141


      Re:	Arch Western Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 30, 2006
		File No. 333-107569-03

Dear Mr. Messey:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

General

1. Please submit all correspondence on EDGAR, including your May
5,
2006 response letter and your response letter to this comment letter.






Financial Statements

Note 18 - Cash Flow, page F-18

2. We have read the disclosure made in your quarterly report in response to prior comment 4, explaining that you reclassified changes in the note receivable from Arch Coal, Inc. from operating activities to investing activities in the statements of cash flows, while indicating the change would have increased cash flows from operations, and decreased cash flows from investing activities, when compared to the previously reported amounts, by $187.3 million, $318.8 million, and $62.7 million in 2005, 2004 and 2003.

The changes appear to impact the previously reported measures of operating cash flows by 527 percent, 157 percent and 94 percent in 2005, 2004 and 2003; and the previously reported measures of investing cash flows by 472 percent, 367 percent, and 157 percent in these same years. Given the significance of these revisions, coupled with the implications for the condensed consolidating information in
Note 19, and selected financial data on page 29, we believe that you should amend your annual report on Form 10-K to correct the reporting of these cash flows. Since an amendment to your annual report is required, we believe you should also address the other reporting issues identified in our prior letter in the amended filing as well, notwithstanding the changes implemented in your recent quarterly report on Form 10-Q.

Please include error correction disclosures in your amended filing, with a reconciliation of the as previously reported to the restated amounts for each of the measures of operating and investing cash flows. Any columnar headers over information including those measures should include "restated" labels. Please consult with your auditors on the language necessary for the audit opinion to comply with AU Section 420.12.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Robert Messey
Arch Western Resources LLC
July 5, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010